

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via E-mail
Ann Marie Petach
Senior Managing Director and Chief Financial Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

> **Re: BlackRock, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-33099**

Dear Ms. Petach:

We have reviewed your response dated June 8, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

Risks Related to Relationships with Bank of America/Merrill Lynch, PNC, Barclays…, page 30

1. In response to prior comment three, you indicate that the actions you may not undertake without prior approval of Merrill Lynch and PNC are "limited." However, it appears that the stockholder agreements require the approval of Merrill Lynch and/or PNC before you may take certain significant corporate actions. Therefore, we reissue prior comment three with respect to the Merrill Lynch and PNC stockholder agreements. In that regard, we note that the second half of the caption to the fourth risk factor in this section (…*certain actions will require special board approval or the prior approval of PNC…*)

Ann Marie Petach
BlackRock, Inc.
July 26, 2012
Page 2

contemplates a discussion of these matters, but no discussion is included in the risk factor.

Legal and Regulatory Risks, page 31

2.   We note that the revised risk factor disclosure that you have presented in your response to prior comment four omits a substantive discussion as to how the provisions that you cite present material risks to you. Please revise to address how:

- the Volcker Rule could adversely impact the manner in which you invest and operate your investment funds;

- money market fund regulations "could significantly alter money market fund products" (e.g., changes to net asset value and liquidity requirements); and

- swaps and derivatives regulations promulgated under Dodd-Frank, including additional reporting requirements, could impact your business.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

3.   The supplement you filed as correspondence on June 11, 2012 does not accurately reflect your proposed revisions to the Compensation Discussion and Analysis. Please re-file an accurately marked supplement.

Long-Term Incentive Compensation, page 25

4.   Your revised disclosure is unclear as to what "performance conditions" must be met in order for awards to be delivered pursuant to prior long-term incentive award programs and the Challenge Award Program. Are the only performance conditions the 15%, 25% and 35% share price appreciation targets that you mention on page 26? What performance conditions must be met in order for long-term incentive awards other than Challenge Awards to vest? Please refer to prior comment eight and revise to explain.

Compensation Determination Process, page 28

5.   We note that annual incentive awards were made pursuant to the Amended and Restated 1999 Annual Incentive Performance Plan and that the cash portion of the annual incentive awards is generated from the Corporate Pool. We also note that you administer a 162(m) Pool in conjunction with the Corporate Pool. Please address the following:

- Provide a more detailed explanation of the relationship between the Corporate Pool and the 162(m) Pool.

- Explain how the 162(m) Pool establishes a ceiling on the annual bonus amounts that the MDCC can award under the Performance Plan.

- Explain the mechanics of granting and earning awards under the Performance Plan. For example, it appears that the Performance Plan requires the MDCC to specify performance goals applicable to each award. If that is the case, describe the performance goals that were established for 2011 and indicate whether the goals were met.

- Provide an analysis of whether the annual cash incentive awards are deductible under Section 162(m) of the Internal Revenue Code.

Determination of 2011 Compensation, page 29

6.   We note from your response to prior comment 11 that you refer to the Corporate Pool as simply a funding source from which you pay annual cash incentive awards. However, we also note your statements that you determine the total amount of the Corporate Pool "in large part by considering the projected amount of cash bonuses…." As such, the Corporate Pool is a facet of how a specific form of compensation (i.e., the annual cash bonus) is structured and implemented. Therefore, we reissue prior comment 11, which requested that you describe the factors used to determine and adjust the size of the Corporate Pool. Please ensure that your response addresses each bullet point of prior comment 11.

        Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

                                                            Sincerely,

                                                            /s/ Michael Seaman

                                                            Suzanne Hayes
                                                            Assistant Director